Filed Pursuant to Rule 433

Registration No. 333-226056

and 333-226056-01

NextEra Energy Capital Holdings, Inc.

Pricing Term Sheet

February 22, 2019

Issuer:	NextEra Energy Capital Holdings, Inc.
Designations:	Floating Rate Debentures, Series due February 25, 2022 (“Floating Rate Debentures”)
3.20% Debentures, Series due February 25, 2022 (“Fixed Rate Debentures”)
Registration Format:	SEC Registered
Principal Amount:	Floating Rate Debentures: $400,000,000
Fixed Rate Debentures: $400,000,000
Date of Maturity:	Floating Rate Debentures: February 25, 2022
Fixed Rate Debentures: February 25, 2022
Interest Payment Dates:	Floating Rate Debentures: Quarterly in arrears on February 25, May 25, August 25, and November 25, beginning May 25, 2019
Fixed Rate Debentures: Semi-annually in arrears on February 25 and August 25, beginning August 25, 2019
Coupon Rates:	Floating Rate Debentures: Floating rate based on the Three-Month LIBOR Rate plus 0.72%; reset quarterly on each February 25, May 25, August 25, and November 25 beginning May 25, 2019. The coupon rate that will be in effect on the Settlement Date will be determined on February 25, 2019.
Fixed Rate Debentures: 3.20%
Price to Public:	Floating Rate Debentures: 100% of the principal amount thereof
Fixed Rate Debentures: 99.788% of the principal amount thereof
Fixed Rate Debentures:
Benchmark Treasury:	2.500% due February 15, 2022
Benchmark Treasury
Yield:	2.475%
Spread to Benchmark
Treasury Yield:	80 basis points
Reoffer Yield:	3.275%
Redemption:	The Fixed Rate Debentures are redeemable at any time, at 100% of the principal amount plus any accrued and unpaid interest plus make-whole premium at discount rate equal to Treasury Yield plus 15 basis points.

Trade Date:	February 22, 2019
Settlement Date:*	February 27, 2019
CUSIP / ISIN Number:	Floating Rate Debentures: 65339K BC3/US65339KBC36
Fixed Rate Debentures: 65339K BB5/US65339KBB52

Expected Credit Ratings:**

Moody’s Investors Service Inc.	“Baa1” (stable)
S&P Global Ratings	“BBB+” (stable)
Fitch Ratings, Inc.	“A-” (stable)

Sole Book-Running Manager:

Credit Suisse Securities (USA) LLC

___________________

*	It is expected that delivery of the Floating Rate Debentures and the Fixed Rate Debentures (the “Debentures”) will be made against payment therefor on or about February 27, 2019, which will be the third business day following the date of pricing of the Debentures. Under Rule 15c6-1 of the Securities Exchange Act of 1934, trades in the secondary market generally are required to settle in two business days, unless the parties to any such trade expressly agree otherwise. Accordingly, by virtue of the fact that the Debentures initially will settle in T+3, purchasers who wish to trade the Debentures on the date of pricing of the Debentures should specify an extended settlement cycle at the time they enter into any such trade to prevent failed settlement and should consult their own advisors.

**	A security rating is not a recommendation to buy, sell or hold securities and should be evaluated independently of any other rating. The rating is subject to revision or withdrawal at any time by the assigning rating organization.

The terms “make-whole premium,” “Three-Month LIBOR Rate” and “Treasury Yield” have the meanings ascribed to those terms in the Issuer’s Preliminary Prospectus Supplement, dated February 22, 2019.

The Issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the Issuer has filed with the SEC for more complete information about the Issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the Issuer, the underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Credit Suisse Securities (USA) LLC toll-free at 1-800-221-1037.